Exhibit 99.1

Flamel Technologies Announces FDA Approval of Bloxiverz

LYON, FRANCE – June 3, 2013 – Flamel Technologies (NASDAQ: FLML) today announced that the U.S. Food and Drug Administration (FDA) has approved the company’s New Drug Application (NDA) for Bloxiverz™ (neostigmine methylsulfate), a drug used intravenously in the operating room for the reversal of the effects of non-depolarizing neuromuscular blocking agents after surgery. Flamel expects to launch Bloxiverz™ in July 2013 in 0.5 and 1.0 mg/mL strengths.

“We are extremely excited and pleased to receive this FDA approval for Bloxiverz™, the first product from the portfolio of Éclat products acquired in March 2012,” said Mike Anderson, Chief Executive Officer of Flamel.

Bloxiverz™ is the first FDA-approved version of neostigmine, even though other versions of neostigmine have been on the market as unapproved, grandfathered products under the Food, Drug and Cosmetic Act of 1938. Today, neostigmine is the most common agent used for the reversal of the effects of other agents used for neuromuscular blocks.

“Based on our marketing experience, we believe that hospitals will welcome the addition of Bloxiverz™ as an FDA-approved version of neostigmine,” continued Mr. Anderson. “In addition, unapproved versions of neostigmine have been in short supply for nearly a year, which may add to the need for a reliable source of FDA-approved product. ”

Safety Information

The most common adverse reactions during treatment include bradycardia, nausea and vomiting. Atropine or glycopyrrolate should be administered prior to Bloxiverz to minimize the risk of bradycardia. Bloxiverz should be used with caution in patients with arrhythmias, recent acute coronary syndrome, vagotonia, hyperthyroidism, myasthenia gravis, epilepsy or peptic ulcer. Because of the possibility of hypersensitivity in an occasional patient, atropine and medications to treat anaphylaxis should always be readily available. Large doses of Bloxiverz administered when neuromuscular blockade is minimal can produce neuromuscular dysfunction. The dose of Bloxiverz should be reduced if recovery from neuromuscular blockade is nearly complete.

About Bloxiverz (neostigmine)

Bloxiverz (neostigmine) is a cholinesterase inhibitor that inhibits the hydrolysis of acetylcholine by competing with acetylcholine for attachment to acetylcholinesterase at sites of cholinergic transmission. It enhances cholinergic action by facilitating the transmission of impulses across neuromuscular junctions. Neostigmine’s ability to increase synaptic acetylcholine levels underlies its effectiveness in reversing neuromuscular blockade produced by neuromuscular blocking agents used during surgery. Neostigmine does not readily cross the blood-brain barrier and therefore does not significantly affect cholinergic function in the central nervous system.

About Flamel Technologies.

Flamel Technologies SA's (NASDAQ: FLML) business model is to blend high-value internally developed products with its leading drug delivery capabilities. The Company has a proprietary pipeline of niche specialty pharmaceutical products, while its drug delivery platforms are focused on the goal of developing safer, more efficacious formulations of drugs to address unmet medical needs. Its partnered pipeline includes biological and chemical drugs formulated with its Medusa® and Micropump® (and its applications to the development of liquid formulations, i.e. LiquiTime™ and of abuse-deterrent formulations Trigger Lock™) proprietary drug delivery platforms. Several Medusa-based products have been successfully tested in clinical trials. The Company has developed products and manufactures Micropump-based microparticles under FDA-audited GMP guidelines. Flamel Technologies has collaborations with a number of leading pharmaceutical and biotechnology companies, including GlaxoSmithKline (Coreg CR®, carvedilol phosphate). The Company is headquartered in Lyon, France and has operations in St. Louis, Missouri, USA, and manufacturing facilities in Pessac, France. Additional information may be found at www.flamel.com.

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Safe Harbor

This release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms. All statements that are not clearly historical in nature are forward-looking, and the words "anticipate," "assume," "believe," "expect," "estimate," "plan," "will," "may," and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that the continued integration of Éclat Pharmaceuticals may not be successful or that certain payment acceleration events may be triggered;; the reacquisition of the exclusive rights to develop and commercialize IFN-β XL worldwide and identification of an alternative strategic partner for the program may not be successful; the identified opportunities will not result in shorter-term, high value results; clinical trial results may not be positive or our partners may decide not to move forward; products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements; products in development may not achieve market acceptance; competitive products and pricing may hinder our commercial opportunities; we may not be successful in identifying and pursuing opportunities to develop our own product portfolio using Flamel's technology; and the risks associated with our reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on Form 20-F for the year ended December 31, 2012 that has been filed with the Securities and Exchange Commission (SEC). All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.

Investor Contact:

Bob Yedid

ICR Inc.

(646) 277-1250

bob.yedid@icrinc.com

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